Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

August 29, 2012

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on August 2, 2012, regarding Post-Effective Amendment No. 68 to the Registration Statement on Form N-1A for the Direxion Daily Financial Bear 1X Shares, Direxion Daily Technology Bear 1X Shares, Direxion Daily Small Cap Bull 2X Shares, Direxion Daily Small Cap Bear 2X Shares, Direxion Daily 20+ Year Treasury Bull 2X Shares and Direxion Daily 20+ Year Treasury Bear 2X Shares, each a new series of the Direxion Shares ETF Trust (“Trust” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on June 6, 2012. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	On the front cover of the Prospectus and under “Important Information Regarding the Fund” in each Fund Summary, please add disclosure that states that, during periods of market volatility, a Fund may underperform the stated goal of the Fund and that the Fund during such periods may experience negative performance.

The Trust will consider such revisions as part of its next annual registration statement update for all of the series of the Trust.

Securities and Exchange Commission

August 29, 2012

2.	In the investment objective for each Fund, add the statement from the front cover of the Prospectus that reads “Investors who do not understand the Funds, or do not intend to actively manage their funds and monitor their investments, should not buy the Funds.”

The Trust will consider such revisions as part of its next annual registration statement update for all of the series of the Trust.

3.	Include a line in the expense table for each Bear Fund regarding the estimated Acquired Fund Fees and Expenses for the Fund.

The Trust has added the requested disclosure to the expense table for each Fund.

4.	Under “Principal Investment Strategies” in the Fund Summary for each Fund, please revise the 80% policy to either delete the word “net” from “net assets” and later define “assets” in the statutory Prospectus to include the amount of any borrowings for investment purposes, or add “the amount of any borrowings for investment purposes” to each Fund’s 80% policy in the Fund Summary.

The Trust has deleted the word “net” from “net assets” in each Fund’s 80% policy and later defined “assets” in the statutory Prospectus to include the amount of any borrowings for investment purposes.

5.	How does each Fund value derivatives for purposes of complying with its 80% policy? In addition, how is collateral for derivatives treated for purposes of this 80% policy?

The Funds typically count each applicable derivative instrument’s market value (not notional value) for purposes of determining compliance with a Fund’s 80% policy. The Funds generally do not include the collateral of these derivative instruments for purposes of the 80% policy.

6.	In the description of the Underlying Index under “Principal Investment Strategies” for the Direxion Daily Financial Bear 1X Shares, the disclosure states that the Index includes real estate investment trusts (“REITs”). Please describe how investments in real estate investment trusts are consistent with the word “Financial” in the Fund’s name.

The Trust discussed this comment with the unaffiliated provider of the Underlying Index for the Direxion Daily Financial Bear 1X Shares, Standard & Poor’s (“Index Provider”). The Index Provider confirmed that, for purposes of creating the financial index which the Fund tracks, the Index Provider considers that REITs are financial products and includes REITs under “Financials” in its Global Industry Classification Standard. The Fund seeks

Securities and Exchange Commission

August 29, 2012

seeks daily investment results of 100% of the inverse of the performance of the Underlying Index provided by the Index Provider, which will potentially include investments in REITs due to the Index Provider’s classification of investments.

In addition, numerous other exchange-traded funds (as well as their underlying indexes) include REITs and real estate companies as part of the financial sector. These funds include, but are not limited to, the iShares® Dow Jones U.S. Financial Sector Index Fund, which tracks the Dow Jones U.S. Financials Index, and the PowerShares Dynamic Financial Sector Portfolio, which tracks the Dynamic Financial Sector IntellidexSM Index. The definition of “financial sector” on the website investopedia.com also reads “A category of stocks containing firms that provide financial services to commercial and retail customers. This sector includes banks, investment funds, insurance companies and real estate.”

7.	In the description of the Underlying Index under “Principal Investment Strategies” for each Fund, include the range of market capitalizations of the component securities in each Underlying Index.

The Trust has added the requested disclosure to the index description for each Fund.

8.	Under “Concentration Risk” for the Direxion Daily Financial Bear 1X Shares, the disclosure states that “As of the date of this prospectus, the Index is concentrated in the financial sector, however, in the future, the Index concentration may change.” Given that the Fund’s 80% policy requires investments in financial securities, consider whether to remove the words “As of the date of this prospectus” in Concentration Risk.

The Trust has revised “Concentration Risk” for this Fund to remove the words “As of the date of this prospectus.”

9.	If greater than 25% of a Fund’s assets are exposed to a single counterparty, include in the prospectus the financial statements of that counterparty.

The Trust responds by stating that, after careful evaluation of the Staff’s comment, the Trust does not believe this information is required by statute or regulation. The Trust also believes that such information may confuse or mislead investors regarding the financial positions of the Funds and, as such, respectfully declines this suggestion.

10.	Under “Principal Investment Strategies” of the Direxion Daily 20+ Year Treasury Bull 2X Shares, the 80% policy of the Fund indicates that the Fund will invest at least 80% of its assets in U.S. government securities that comprise the Underlying Index. Please replace “U.S. government securities” with “Treasuries with greater than 20+ years of maturity.”

The Trust has revised the 80% policy of the Direxion Daily 20+ Year Treasury Bull 2X Shares to reflect this comment.

Securities and Exchange Commission

August 29, 2012

11.	Please delete prepayment risk as a risk under “Debt Instrument Risk” for the Direxion Daily 20+ Year Treasury Bull 2X Shares and Direxion Daily 20+ Year Treasury Bear 2X Shares.

The Trust responds by deleting the referenced disclosure.

Statement of Additional Information (“SAI”)

12.	Please revise fundamental investment limitation number 4 (related to concentration) in each SAI to state that each Fund that tracks an underlying index will only concentrate its investment in a particular industry or group of industries to approximately the same extent as its underlying index is so concentrated.

The Trust has revised the fundamental investment limitation in response to the Staff’s comment.

Part C

13.	Please file as an exhibit to the registration statement the expense limitation agreement between the Trust and the investment adviser for each Fund.

Subsequent to the filing of the post-effective amendment to which these comments relate, the Trust filed the requested agreement as an exhibit to its registration statement. The Part C for each subsequent post-effective amendment to the registration statement will incorporate by reference this agreement.

14.	On the signature page of the registration statement, Patrick Rudnick signed on behalf of Daniel O’Neill in his capacity as President of the Trust. Confirm whether the Board of Trustees of the Funds has adopted a resolution on behalf of the Funds authorizing such a power of attorney. If not, please have Mr. O’Neill execute registration statements in his capacity as President of the Trust.

The Trust confirms that Mr. O’Neill will execute registration statements on behalf of the Trust.

*            *             *            *

Securities and Exchange Commission

August 29, 2012

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Francine Rosenberger (202-778-9187) or Kevin Christy (202-778-9195) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Daniel D. O’Neill

Name: Daniel D. O’Neill
Title: President

cc:	Robert J. Zutz, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC

August 28, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust
File Nos. 333-150525; 811-22201
Post-Effective Amendment No. 75

Ladies and Gentlemen:

We have acted as counsel to Direxion Shares ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 75 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP